February 1, 2018

VIA EDGAR AND HAND DELIVERY

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission, Division of Corporation Finance

Washington, DC 20549

Mail Stop 3561

Re:                             American Realty Capital New York City REIT, Inc.

Schedule TO-T

Filed January 29, 2018 by Comrit Investments 1, Limited Partnership

File No. 005-90261

Dear Mr. Panos:

On behalf of Comrit Investments 1, Limited Partnership (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission in your January 31, 2018 letter to Ziv Sapir (the “Comment Letter”) concerning the above-referenced filing (the “Schedule TO”).

For convenience, we have included the text of the comments from the Comment Letter, followed by our response.

Schedule TO-T

Cover Page | Amount of Filing Fee

1.                                      Please revise the cover page to set forth the calculation of the filing fee. See Rule 0-11(a)(5).

The Purchaser’s Amendment No. 1 to the Schedule TO-T filed on the date hereof (the “Amended Schedule TO”), a clean and marked copy of which is being provided supplementally, sets forth the calculation of the filing fee in tabular format in compliance with Rule 0-11(a)(5), with a footnote that the filing fee was calculated in accordance with Rule 0-11 and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.00012450.

Cover Page | Offeror

2.                                      Please advise us, with a view toward revised disclosure, why neither the general partner of Comrit nor the Principal of Purchaser as defined in the Offer to Purchase have been identified as an Offeror.  Refer to General Instruction K.1 of Schedule TO and Rule 14d- 1(g)(2) of Regulation 14D.  For guidance regarding who should be identified as an Offeror on the cover page of Schedule TO and, by extension, a bidder for purposes of Regulations 14D and 14E, please review the guidance available on our website and accessible via the following link: https://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

The Purchaser respectfully submits that neither its general partner nor its Principal are “Offerors” for purposes of General Instruction K.1 of Schedule TO and Rule 14d-1(g)(2) of Regulation 14D or “bidders” for purposes of Regulations 14D and 14E. Citing the guidance identified above, the Commission stated that “where a parent company forms an acquisition entity for the purpose of making the tender offer, both the acquisition entity and the parent company are bidders even though the acquisition entity will purchase all securities tendered.” However, it also noted that “the fact that the parent company or other persons control the purchaser through share ownership does not mean that the entity is automatically viewed as a bidder,” and that “if a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.”

The Purchaser was formed in 2015 as a real estate investment fund, and currently holds investments in over $100 million in non-traded REIT securities in the United States. The Purchaser has numerous limited partners and was not formed in order to conduct this tender offer. Further, as described in the Offer to Purchase included as Exhibit (a)(1) to the Schedule TO (the “Offer to Purchase”), the Purchaser currently has sufficient funded capital to fund all of its commitments under the tender offer, and would not seek financing from either its General Partner or its Principal for such funding. The Purchaser is controlled by its General Partner, Comrit Investments Ltd., a limited liability private company organized under the laws of the State of Israel (the “General Partner”), and by an Investment Committee consisting of Messrs. Iddo Kook, David Lubetzky, and Ziv Sapir (Messrs. Kook and Lubetsky also serve on the board of directors of the General Partner). Finally, while the General Partner will be deemed to beneficially own the securities purchased in the tender offer for purposes of Rule 13d-3 by virtue of having voting control over the Purchaser, it does not expect to reap the direct financial benefits from the tender offer, other than through its compensation as General Partner in charge of the continuing business of the Purchaser.

Outside of his role on the Investment Committee, the Principal’s role within the Purchaser is to analyze potential investments and make investment decisions with respect to the Purchaser, an authority which he shares with the General Partner with respect to particular investment decisions. However, the Principal does not exercise general voting control over the Purchaser and does not expect to receive direct financial benefits from the tender offer, other than in the form of management compensation.

Due to the aforementioned factors, we respectfully submit that neither the General Partner nor the Principal is a “bidder” nor an “Offeror” requiring identification as such in the Schedule TO.

Item 10. Financial Statements

3.                                      Given that the tender offer seeks to buy less than all of the outstanding class of securities, and the named bidder is not subject to the periodic reporting requirements under the Securities Exchange Act of 1934 and rules thereunder, the safe harbor codified at Instruction 2 to Item 10 of Schedule TO is unavailable.  Please provide us with a brief legal analysis that explains the basis for the position that the financial condition of the bidder is immaterial to a shareholder’s decision whether or not to participate in the tender offer. Alternatively, please revise to disclose the information required by Item 10 of Schedule TO.

The Purchaser respectfully submits that the financial statement disclosure described in Item 10 of Schedule TO would not add material disclosure to the information available to offerees in the tender offer. As noted in our response to Comment 2. above, the tender offer will be funded through the existing capital of the Purchaser, which has sufficient funded capital to fulfill its total commitments assuming 100% participation in the tender offer.

Further, the Purchaser intends to conduct the tender offer as a means of providing liquidity to holders of a relatively illiquid investment, and does not expect full participation in the tender offer. Absent a tender offer filed under Section 14(d)(1) of the Securities Exchange Act, as amended, the Purchaser would have little or no access to the security holders and the holders would have little or no access to potential purchasers. Due to the lack of liquidity of the issuer’s common stock as a non-traded REIT, the uncertainty as to the underlying value of those shares and the issuer’s assets, and the extraordinary per share costs of using a tender offer as the means for purchasing the securities, the offer prices are substantially discounted from the estimates of liquidation value of the issuer. It is therefore anticipated that only those securities holders who have an immediate need for liquidity will seek to sell their securities. Based on the past experience of both the Purchaser and others who have tendered for illiquid securities in similar circumstances, the Purchaser does not reasonably expect to receive more than 10% to 25% of the total number of securities sought and will likely receive substantially less than that. Of course, the Purchaser could have conducted a tender offer for 100% of the issuer’s securities and would not have expected a different response, but such a tender would have been unrealistic given the Purchaser’s financial capacity. Accordingly, while the Purchaser is prepared and able to fund the entire offer, as a practical matter, the actual funds necessary to complete the offer are reasonably expected to be substantially less than the cash reserves held by the Purchaser. This offer is for immediate cash payment and no securities of the Purchaser are to be used. Therefore, no evaluation of the Purchaser’s securities or credit risk is relevant to this offer.

Finally, the bidder neither seeks control, nor would it gain control of the issuer if it were successful in purchasing all securities sought in the tender offer, so there is no support for arguing in favor of an evaluation of the bidders’ financial condition in the context of a change of control, especially given that the offer has been structured with the intent that tendering shareholders will constitute a far lower percentage of the total shares outstanding than the total amount of the tender offer. No market exists for the issuer’s shares and no competing bidder is seeking to purchase the shares, so no real alternative opportunities are available to be evaluated over the period of the tender offer.

Given the circumstances and terms of this tender offer, to require inclusion of Purchaser financial statements for the offer would involve unnecessary and unreasonable time, effort, and expense, without providing any more material information to prospective sellers than the information presented in the Offer to Purchase. Any additional document preparation, financial statement preparation, and subsequent mailing costs would add substantial additional cost to the offer without any material impact on disclosure.

Exhibit (a)(1)(A) — Offer to Purchase

Acceptance for Payment and Payment for Shares; Proration, page 8

4.                                      We note the statement that any extension, waiver or amendment of the offer will be followed “as promptly as practicable” by public announcement. Please revise this reference to conform to the requirements of Rules 14d-3(b)(1) and 14d-4(d)(1).

The Purchaser has revised the disclosure in the Amended Schedule TO to address the Staff’s comment.

5.                                      Please advise us, with a view toward revised disclosure, how determination of the pro ration factor five days after offer expiration would enable the bidder to comply with the Rule 14e- 1(c) requirement to promptly pay for securities tendered in the tender offer.  See Section II.D. of Release No. 34-43069 (July 24, 2000) regarding the application of Section 14(e) and Regulation 14E to tender offers for additional guidance regarding the Commission’s interpretation of the term “promptly” as used within Rule 14e-1(c).  This interpretive release is accessible via the following link:  https://www.sec.gov/rules/interp/34-43069.htm

The Purchaser has revised the disclosure in the Amended Schedule TO to address the Staff’s comment.

Withdrawal Rights, page 10

6.                                      We noticed the representation that “all questions as to the form and validity [ ] of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding.” Notwithstanding the arbitration clause, please revise to expressly indicate that security holders may challenge the bidders’ determinations in a court of competent jurisdiction.  See Section 29(a) and (b) of the Securities Exchange Act of 1934.  In addition, please make conforming changes to the section titled “[d]etermination of validity…” and elsewhere in the document wherever this objectionable language may appear.

The Purchaser has revised the disclosure in the Amended Schedule TO to address the Staff’s comment.

Miscellaneous, page 16

7.                                      The disclosure states that “the offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.”  If the bidders are attempting to rely on Rule 14d-10(b)(2), please note that Rule 14d-10(b)(2) is restricted by interpretation to U.S. state law.  While Rules 14d-4 and 14d-10 do not affirmatively govern the dissemination of tender offers into foreign jurisdictions, Rule 14d- 10(a)(1) makes clear that the tender offer must be held open to all members of the subject class of equity being sought.  Please revise consistent with Rule 14d-10(a)(1), or advise.  For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

The Purchaser has revised the disclosure in the Amended Schedule TO to address the Staff’s comment.

Exhibit 99.(a)(4) | Notice of Offer to Purchase for Cash

8.                                      To the extent that the bidder relied upon “Summary publication” as described in Rule 14d- 4(a)(2) to disseminate the tender offer to security holders, please advise us of the medium through which the notice was distributed.  Alternatively, please advise us how the bidder otherwise complied with Rule 14d-4(a).

The Purchaser is relying on “summary publication” as described in Rule 14d-4(a)(2) to disseminate the tender offer to security holders. Specifically, the Purchaser published the press release contained in Exhibit (a)(4) to the Schedule TO in the January 29, 2018 print edition of Investor’s Business Daily, a publication with a national circulation. Upon the Staff’s conclusion that no further revisions are necessary to the tender offer disclosure, the Purchaser intends to mail by first class mail its tender offer materials to any security holder who requests them pursuant to the summary advertisement or otherwise.

*                                         *                                         *                                         *                                         *

The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

/s/ Ziv Sapir

Ziv Sapir
Comrit Investments 1, LP

cc:	Amos W. Barclay, Esq. (Holland & Hart LLP)

With Enclosures